ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)

NOTICE OF EIGHTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT THE EIGHTH ANNUAL GENERAL MEETING OF ST ASSEMBLY TEST SERVICES LTD (THE "COMPANY" OR "STATS") WILL BE HELD AT ITS REGISTERED OFFICE AT 5 YISHUN STREET 23, SINGAPORE 768442, ON MAY 30, 2002 AT 10.00 A.M. TO TRANSACT THE FOLLOWING ROUTINE AND SPECIAL BUSINESSES:

ROUTINE BUSINESS

(1) To adopt the Audited Accounts of the Company for the financial year ended December 31, 2001, together with the Reports of the Directors and Auditors.

(2) To re-elect the following Directors each of whom will retire pursuant to:

         (a) Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

                  (i)      Mr. Tan Bock Seng
                  (ii)     Mr. Steven Hugh Hamblin
                  (iii)    Mr. Koh Beng Seng

         (b) Article 99 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:

                  (i)      Mr. Harry Hooshang Davoody
                  (ii)     Mr. William J Meder
                  (iii)    Mr. Richard John Agnich

(3) To re-appoint KPMG as Auditors to hold office until the conclusion of the next annual general meeting at a remuneration to be determined by the Board of Directors.

(4) To approve Directors' fees totalling approximately US$275,000 for the financial year ended December 31, 2001 (approximately US$233,000 for the financial year ended December 31, 2000).

SPECIAL BUSINESS

(5) To consider and, if thought fit, to pass, with or without modifications, the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

         (a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50.

                  That pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorised to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is the earlier.

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         (b)      Authority to Create and Issue Securities and to Allot and
                  Issue Shares in Connection Therewith Pursuant to Section 161 of th e Companies Act, Chapter 50.

         That pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

                  (i)      (aa)     create and issue securities ("Securities")
                                    including, without limitation, warrants or options to subscribe for new shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New
                                    Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

                           (bb) create and issue any further Securities ("Further Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

                           (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

                  (ii)     allot and issue from time to time:

                           (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

                           (bb) on the same basis as paragraph (ii)(aa) above, such further New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

                           (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in accordance with the terms and conditions of the Agreements; and

                  (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.

         (c) Authority to Offer and Grant Options and to Allot and Issue Shares Pursuant to the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Share Option Plan").

                  That the Directors be and are hereby authorised to offer and grant options in accordance with the provisions of the Share Option Plan and to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(6) To consider and, if thought fit, to pass, with or without modifications, the following resolution which will be proposed as a special resolution:

SPECIAL RESOLUTION

Amendments to the Articles of Association of the Company.

That the Articles of Association of the Company be amended in the following manner:

         (i) Article 63 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Method of voting.

                  "63. At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

                  (a)      the chairman of the meeting; or

                  (b) not less than five members present in person or by proxy and entitled to vote; or

                  (c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

                  (d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

                  Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment."

         (ii) Article 87 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Appointment to be holder of executive office.

                  "87.     (A)      The Directors may from time to time appoint
                  one or more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

                           (B) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

                           (C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company."

         (iii) The heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" before Article 89 and Article 89 of the Articles of Association of the Company be deleted in their entirety and the following substituted therefor:

                  "CHIEF EXECUTIVE OFFICER OR PRESIDENT

                  Appointment of Chief Executive Officer or President.

                  89. The Directors may from time to time appoint one or more of their body to be Chief Executive Officer or President of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places."

         (iv) Article 90 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Retirement, removal and resignation of Chief Executive Officer or President.

                  "90. A Chief Executive Officer or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company."

         (v) Article 91 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Remuneration of Chief Executive Officer or President.

                  "91. The remuneration of a Chief Executive Officer or President shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes."

         (vi) Article 92 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Powers of Chief Executive Officer or President.

                  "92. A Chief Executive Officer or President shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Chief Executive Officer or President for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

         (vii) Article 94 of the Articles of Association of the Company be deleted in its entirety and the following substituted therefor:

                  Retirement of Directors by rotation.

                  "94. At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation."

(7) To transact any other business as may be properly transacted at any annual general meeting.

BY ORDER OF THE BOARD


CHUA SU LI (Mrs)
Company Secretary
April 22, 2002

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NOTES:

(1) A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members).

(2) A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time prior to the time it is voted.

(3) The Company is subject to the continuing listing rules of the Nasdaq National Market and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

ST ASSEMBLY TEST SERVICES LTD
(Incorporated in the Republic of Singapore)

PROXY STATEMENT
April 22, 2002


The accompanying proxies are solicited on behalf of the Board of Directors (the "Board") of ST Assembly Test Services Ltd ("STATS"), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the "Companies Act"), for use at STATS' Annual General Meeting of Shareholders (the "Annual General Meeting") to be held on May 30, 2002 (the "Annual Meeting Date"), at 10.00 a.m. (Singapore time), at 5 Yishun Street 23, Singapore 768442, or at any adjournment or postponement thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.

SHAREHOLDERS ENTITLED TO NOTICE OF ANNUAL GENERAL MEETING

A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS' Register of Shareholders (Members) as a holder of STATS' ordinary shares, par value S$0.25 per share.

We have mailed the Notice of Annual General Meeting and this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on April 1, 2002. These documents were first mailed to shareholders on or about April 22, 2002.

Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

QUORUM

Any two or more shareholders holding or representing a total of one-third of the outstanding ordinary shares of STATS present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.

SHAREHOLDERS ENTITLED TO VOTE

Shareholders who are registered with The Central Depository (Pte) Limited or in STATS' Register of Shareholders (Members) at least 48 hours before the time set for the Annual General Meeting shall be entitled to vote at the Annual General Meeting.

At the close of business on February 28, 2002, there were 990,610,605 ordinary shares issued and outstanding.

PROXIES

To be effective, the instrument appointing a proxy must be deposited at STATS' registered office located at 5 Yishun Street 23, Singapore 768442, at least forty-eight (48) hours before the time set for the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.

Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by sending a written notice of revocation or a subsequent proxy that is signed by the shareholder giving it, or by such shareholder attending the Annual General Meeting and voting in person.

VOTING

On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by a shareholder present in person or by proxy and entitled to vote at the Annual General Meeting.

Ordinary shares represented by duly executed instruments of proxies deposited with STATS will be voted at the Annual General Meeting in accordance with shareholders' instructions contained in the instrument. In the absence of specific instructions in the instrument of proxy, the proxy of a shareholder may vote or abstain as he may think fit.

On a show of hands, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting and the resolution to be proposed under Proposal 6 will be duly passed by the affirmative vote of a majority of not less than three-fourths of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed under Proposals 1, 2, 3, 4 and 5 will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held and the resolution to be proposed under Proposal 6 will be duly passed by the affirmative vote of a majority of not less than three-fourths of votes cast at the Annual General Meeting for each ordinary share held.

GENERAL INFORMATION ON SOLICITATION OF PROXIES

The expense of printing and mailing proxy materials will be borne by STATS. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS will request brokers and nominees who hold ordinary shares in their names and Citibank, N.A., the Depositary for STATS' American Depositary Receipts ("ADR") facility to furnish proxy materials to the beneficial owners of the ordinary shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.

SUMMARY OF PROPOSALS

Shareholders will be voting on the following proposals at this Annual General
Meeting:

1. Adoption of the Audited Accounts of STATS for the financial year ended December 31, 2001, together with the Reports of the Directors and Auditors.

2. Re-election of Directors retiring by rotation and Directors appointed as additional directors.

3. Re-appointment of KPMG as independent auditors and authorisation to the Board to fix their remuneration.

4. Approval of Directors' fees for services rendered for the financial year ended December 31, 2001.

5.       Authority to the Board to allot and issue shares and securities.

6.       Amendments to the Articles of Association of STATS.

PROPOSAL NO.1

ADOPTION OF THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS

STATS' Annual Report for its financial year ended December 31, 2001 accompanies this Proxy Statement. STATS' financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by an auditors' report from KPMG.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE AUDITED ACCOUNTS OF STATS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001, TOGETHER WITH THE REPORTS OF THE DIRECTORS AND AUDITORS.

PROPOSAL NO. 2(A)

RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

According to Article 94 of STATS' Articles of Association, one-third of the Board (or, if the number is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.

Accordingly, pursuant to Article 94 of STATS' Articles of Association, on the date of this Annual General Meeting, Mr. Tan Bock Seng, Mr. Steven Hugh Hamblin and Mr. Koh Beng Seng shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Tan Bock Seng, Mr. Steven Hugh Hamblin and Mr. Koh Beng Seng as Directors.

The biographies of these Directors and a complete listing of all our Directors are provided on pages 17, 18 and 19 of this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. TAN BOCK SENG, MR. STEVEN HUGH HAMBLIN AND MR. KOH BENG SENG AS DIRECTORS OF STATS.

PROPOSAL NO. 2(B)

RE-ELECTION OF DIRECTORS WHO HAVE BEEN APPOINTED AS ADDITIONAL DIRECTORS

According to Article 99 of STATS' Articles of Association, the Board shall have the power to appoint any person to be a Director to fill a casual vacancy or as an additional director. Any person so appointed shall hold office only until the next annual general meeting. He shall then be eligible for re-election.

Pursuant to Article 99 of STATS' Articles of Association, the Board appointed Mr. Harry Hooshang Davoody on January 8, 2002, Mr. William J Meder on June 1, 2001 and Mr. Richard John Agnich on October 23, 2001 as additional Directors of the Board.

Accordingly, Mr. Harry Hooshang Davoody, Mr. William J Meder and Mr. Richard John Agnich's appointments as Directors on the Board will expire on the date of this Annual General Meeting. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS to re-elect Mr. Harry Hooshang Davoody, Mr. William J Meder and Mr. Richard John Agnich as Directors.

The biographies of these Directors and a complete listing of all our Directors are provided on pages 17,18 and 19 of this Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR THE RE-ELECTION OF MR. HARRY HOOSHANG DAVOODY, MR. WILLIAM J MEDER AND MR. RICHARD JOHN AGNICH AS DIRECTORS OF STATS.

PROPOSAL NO. 3

RE-APPOINTMENT OF KPMG AS INDEPENDENT AUDITORS AND AUTHORISATION TO THE BOARD TO FIX THEIR REMUNERATION

The Board intends to engage KPMG as STATS' independent auditors to perform the audit of its financial statements for the financial year 2002. KPMG has audited STATS' financial statements since STATS was incorporated. The Board expects that a representative of KPMG will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. KPMG has consented to act as auditors for the financial year 2002.

THE BOARD RECOMMENDS A VOTE FOR THE RE-APPOINTMENT OF KPMG AS AUDITORS OF STATS TO HOLD OFFICE UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING AND AUTHORISATION TO THE BOARD TO FIX THEIR REMUNERATION.

PROPOSAL NO. 4

APPROVAL OF DIRECTORS' FEES FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001

In accordance with Article 81 of STATS' Articles of Association, shareholders are requested to approve the payment of Directors' fees of up to approximately US$275,000 (approximately S$500,467) for services rendered during the financial year ended December 31, 2001. As at December 31, 2001, we had twelve directors (including two alternate directors) on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company. For the financial year ended December 31, 2000, STATS paid Directors' fees totalling approximately US$233,000 (approximately S$409,000).

Directors' fees for the financial year ended December 31, 2001 represented an increase of 18.0% over Directors' fees for the financial year ended December 31, 2000. The proposed Directors' fees for 2001 are higher due to the increase in the number of Directors on the Board as a result of the appointments of two additional directors to the Board, Mr. William J. Meder and Mr. Richard John Agnich.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF DIRECTORS' FEES TOTALLING US$275,000 (APPROXIMATELY S$500,467) FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2001.

PROPOSALS NO. 5(A), (B) AND (C)

AUTHORITY TO THE BOARD TO CREATE, ALLOT AND ISSUE SHARES AND SECURITIES

Under the Companies Act, the Directors may exercise any power of the company to issue shares only with the prior approval of th e shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.

Shareholders' approval is sought to authorize the Board to issue shares during the period from this Annual General Meeting to the date of the next annual general meeting. This approval, if granted, will lapse at the conclusion of the annual general meeting of STATS to be held in year 2003.

The requirement for shareholders' approval under the Companies Act extends to the issue of shares arising from the conversion, exchange or exercise of other securities, including warrants or options to subscribe for shares of STATS or to purchase from STATS other securities issued or to be issued by STATS, debt securities and securities which are convertible into, exchangeable for, or exercisable for shares, shares pursuant to any offers, agreements, options, undertakings, guarantees and/or indemnities to be made, entered into or issued by STATS, as well as shares to be issued pursuant to the exercise of options under the ST Assembly Test Services Ltd Share Option Plan 1999 (the "Share Option Plan").

Shareholders' approval is also sought for the creation and issuance of new securities, including but not limited to warrants, options or other securities convertible into, exchangeable for, or exercisable for, shares, the making, entry into and/or issue of offers, agreements, options, undertakings, guarantees and/or indemnities by STATS which would or might require the issue of shares, and the issuance of shares required or permitted to be allotted and issued on the conversion, exchange or exercise of such securities, pursuant to such offers, agreements, options, undertakings, guarantees and/or indemnities, or upon the exercise of any options under the Share Option Plan.

In summary, the shareholders are requested to authorise the Board to:

(i) under Proposal 5(a), allot and issue shares in the capital of STATS pursuant to Section 161 of the Companies Act;

(ii) under Proposal 5(b), create and issue securities and to allot and issue shares in connection therewith in the capital of STATS pursuant to
         Section 161 of the Companies Act; and

(iii) under Proposal 5(c), offer and grant options and to allot and issue shares in the capital of STATS pursuant to the exercise of options under the Share Option Plan.

THE BOARD RECOMMENDS A VOTE FOR EACH OF THE RESOLUTIONS SET OUT UNDER PROPOSAL NOS. 5(A), (B) AND (C) AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.

PROPOSAL NO. 6

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF STATS

The Board is proposing that Articles 63, 87, 89, 90, 91, 92 and 94 and the heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" before
Article 89 of the Articles of Association of STATS be amended as provided in the Notice of Annual General Meeting.

ARTICLE 63

Article 63 currently provides that the following persons may demand for a poll at a General Meeting:

(a)      the chairman of the meeting; or

(b)      any member; or

(c) any member(s) representing not less than ten per cent of the total voting rights; or

(d) any member(s) holding voting shares, being shares on which the sum paid up is at least ten per cent of the total sum paid up on voting shares.

The Board is proposing to amend Article 63 to provide that, in respect of paragraph (b) above, any five members (instead of any one member) may demand for a poll at a General Meeting. This amendment will align Article 63 with the relevant provisions of the Companies Act.

ARTICLES 87, 89, 90, 91, 92 AND 94

Article 90 currently provides that a Managing Director or Chief Executive Officer or President shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation by retirement of Directors. Article 94 currently provides that at each Annual General Meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation, provided that no Director holding office as Managing Director or Chief Executive Officer or President shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire.

In accordance with best practices of corporate governance, the Board proposes that all Directors of STATS be subject to re-nomination and re-election at regular intervals. It is therefore proposed that Articles 90 and 94 be amended so as to require all Directors, including a person holding the office of Chief Executive Officer or President, to be subject to retirement by rotation.

As a consequence to the above proposed amendments to Articles 90 and 94, Articles 87 and 90 should also be amended so that a person who ceases to be a Director of STATS should not, ipso facto, cease to hold the position of Chief Executive Officer or President, unless the contract or resolution under which he holds office shall expressly state otherwise.

The Board is also proposing to amend Articles 89, 90, 91 and 92 to delete all references to "Managing Director" now contained in these Articles.

For easy reference, the existing Articles 63, 87, 89, 90, 91, 92 and 94 and the proposed new Articles 63, 87, 89, 90, 91, 92 and 94 are set out below.

(I)      ARTICLE 63

EXISTING ARTICLE 63

         Method of voting

         "63.     At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

         (a)      the chairman of the meeting; or

         (b)      any member present in person or by proxy and entitled to vote;
                  or

         (c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

         (d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

         Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment."

PROPOSED ARTICLE 63

         Method of voting.

         "63.     At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

         (a)      the chairman of the meeting; or

         (b) not less than five members present in person or by proxy and entitled to vote; or

         (c) a member present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

         (d) a member present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid on all the shares conferring that right;

         Provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment."

(II)     ARTICLE 87

EXISTING ARTICLE 87

         Appointment to be holder of executive office.

         "87.     (A)      The Directors may from time to time appoint one or
         more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

                  (B) The appointment of any Director to the office of Chairman or Deputy Chairman or Managing or Joint Managing or Deputy or Assistant Managing Director or Chief Executive Officer or President shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

                  (C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company."

PROPOSED ARTICLE 87

         APPOINTMENT TO BE HOLDER OF EXECUTIVE OFFICE.

         "87.     (A)      The Directors may from time to time appoint one or
         more of their body to be the holder of any executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke any such appointment.

                  (B) The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

                  (C) The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company."

(III)    ARTICLE 89

EXISTING ARTICLE 89

         APPOINTMENT OF MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR
         PRESIDENT.


         "89.     The Directors may from time to time appoint one or more of their body to be Managing Director or Chief Executive Officer or President of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places."

PROPOSED ARTICLE 89

         APPOINTMENT OF CHIEF EXECUTIVE OFFICER OR PRESIDENT.

         "89.     The Directors may from time to time appoint one or more of their body to be Chief Executive Officer or President of the Company and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their place or places."

(IV)     ARTICLE 90

EXISTING ARTICLE 90

         Retirement removal and registration of Managing Director or Chief Executive Officer or President.

         "90.     A Managing Director or Chief Executive Officer or President
         shall not while he continues to hold that office be subject to retirement by rotation and he shall not be taken into account in determining the rotation of retirement of Directors but he shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to resignation and removal as the other Directors of the Company and if he ceases to hold the office of Director from any cause he shall ipso facto and immediately cease to be a Managing Director or Chief Executive Officer or President".

PROPOSED ARTICLE 90

         Retirement, removal and resignation of Chief Executive Officer or President.

         "90.     A Chief Executive Officer or President who is a Director
         shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company".

(V)      ARTICLE 91

EXISTING ARTICLE 91

         Remuneration of Managing Director or Chief Executive Officer or President.

         "91.     The remuneration of a Managing Director or Chief Executive
         Officer or President shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes."

PROPOSED ARTICLE 91

         Remuneration of Chief Executive Officer or President.

         "91.     The remuneration of a Chief Executive Officer or President shall from time to time be fixed by the Directors and may subject to these presents be by way of salary or commission or participation in profits or by any or all these modes."

(VI)     ARTICLE 92

EXISTING ARTICLE 92

         Powers of Managing Director or Chief Executive Officer or President.

         "92.     A Managing Director or Chief Executive Officer or President
         shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Managing Director or Chief Executive Officer or President for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

PROPOSED ARTICLE 92

         Powers of Chief Executive Officer or President.

         "92.     A Chief Executive Officer or President shall at all times be subject to the control of the Directors but subject thereto the Directors may from time to time entrust to and confer upon a Chief Executive Officer or President for the time being such of the powers exercisable under these presents by the Directors as they may think fit and may confer such powers for such time and to be exercised on such terms and conditions and with such restrictions as they think expedient and they may confer such powers either collaterally with or to the exclusion of and in substitution for all or any of the powers of the Directors in that behalf and may from time to time revoke, withdraw, alter or vary all or any of such powers."

(VII)    ARTICLE 94

EXISTING ARTICLE 94

         Retirement of Directors by rotation.

         "94.     At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation. Provided that no Director holding office as Managing Director or Chief Executive Officer or President shall be subject to retirement by rotation or be taken into account in determining the number of Directors to retire."

PROPOSED ARTICLE 94

         Retirement of Directors by rotation.

         "94.     At each Annual General Meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation."

THE BOARD RECOMMENDS A VOTE FOR THE RESOLUTION SET OUT UNDER PROPOSAL NO. 6, AS DESCRIBED ABOVE AND IN THE NOTICE OF ANNUAL GENERAL MEETING.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

DIRECTORS & SENIOR MANAGEMENT

The following table sets forth the name and age (as at January 31, 2002) and position of each of our current Directors:

         NAME                       AGE                       POSITION
----------------------------------------------------------------------------------------------
Tan Bock Seng(1)                     58          Chairman of the Board of Directors
Lim Ming Seong(2)(3)                 54          Deputy Chairman of the Board of Directors
Harry Hooshang Davoody(4)            47          Director, President & Chief Executive Officer
Steven Hugh Hamblin(5)               53          Director
Koh Beng Seng(6)                     51          Director
Liow Voon Kheong                     51          Director
Premod Paul Thomas(1)                44          Director
Charles Richard Wofford(6)(7)        68          Director
Teng Cheong Kwee(6)                  48          Director
William J. Meder(1)(8)               61          Director
Richard John Agnich(6)(9)            58          Director
Gan Chee Yen(10)                     42          Alternate Director to Premod Paul Thomas
Lai Yeow Hin(10)                     37          Alternate Director to Liow Voon Kheong

(1)      Member of the Budget Committee.
(2)      Chairman of the Budget Committee.
(3)      Member of the Executive Resource & Compensation Committee.
(4) Appointed on January 8, 2002 to succeed Tan Bock Seng as the Chief Executive Officer.
(5)      Chairman of the Audit Committee.
(6)      Member of the Audit Committee.
(7)      Chairman of the Executive Resource & Compensation Committee.
(8)      Appointed on June 1, 2001.
(9)      Appointed on October 23, 2001.
(10) Under Singapore companies law, a director appointed by a company may, if permitted by the Articles of Association of such company, appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director of such company for a period of time.

The Board of Directors held four meetings in person and one meeting by teleconference in 2001. The average attendance by Directors at Board meetings they were scheduled to attend was over 91%.

None of our Directors, senior management or substantial shareholders are related to each other. Lim Ming Seong is Corporate Advisor, Premod Paul Thomas is Director, Corporate Business & Treasury and Gan Chee Yen is Director, Finance of our parent, Singapore Technologies Pte Ltd.

TAN BOCK SENG

Tan Bock Seng served as a Director since January 1995 and was our Chairman and Chief Executive Officer since May 1998. On January 8, 2002, he retired as the Chief Executive Officer and remains our non-executive Chairman of the Board of Directors. Mr. Tan has more than 30 years of experience in the semiconductor industry and has held key positions in several multinational corporations, including Fairchild Singapore Pte Ltd and Texas Instruments Singapore Pte Ltd. He was President of Chartered Semiconductor Manufacturing Ltd from 1993 to 1998 and Managing Director of National Semiconductor, Singapore, from 1988 to 1993. Mr. Tan received his Bachelor of Science in Mathematics from the University of Singapore.

LIM MING SEONG

Lim Ming Seong became our Deputy Chairman in June 1998. Mr. Lim is the Corporate Advisor of Singapore Technologies Pte Ltd, Deputy Chairman of the Board of Directors of Chartered Semiconductor Manufacturing Ltd and Chairman of CSE Systems & Engineering Ltd. Since joining Singapore Technologies Pte Ltd in December 1986, Mr. Lim has held various senior positions in the Singapore Technologies group. Prior to joining Singapore Technologies Pte Ltd, Mr. Lim was with the Ministry of Defence of Singapore. Mr. Lim received his Bachelor of Applied Science (Honors) in Mechanical Engineering from the University of Toronto and his Diploma in Business Administration from the University of Singapore. Mr. Lim also participated in the Advanced Management Programs at INSEAD and Harvard University, respectively.

HARRY HOOSHANG DAVOODY

Harry Hooshang Davoody was appointed our President & Chief Executive Officer on January 8, 2002. He was appointed to the Board of Directors on the same date. Mr. Davoody has 20 years of experience in the semiconductor industry. He joined Texas Instruments, Inc. as an IC Design Engineer in 1980 and rose through the ranks with various assignments in applications/systems engineering, strategic marketing, worldwide business management and full profit/loss responsibility. Prior to joining our company, Mr. Davoody was the Vice President / General Manager of Mixed-Signal DSP Solutions Division, a major element of Texas Instruments' overall mixed-signal business, and later became the Vice-President/General Manager of Digital Audio Video Products Group, a start-up division of Texas Instruments responsible for digital consumer and multimedia mixed-signal audio/video/imaging products. Mr. Davoody graduated with a Bachelor of Electrical Engineering from the University of Texas at Arlington, Texas in 1979. Mr. Davoody obtained a Master of Electrical Engineering from Southern Methodist University in 1982 and a Master of Business Administration from the University of Dallas in 1987.

STEVEN HUGH HAMBLIN

Steven Hugh Hamblin was appointed to our Board of Directors in June 1998. Mr. Hamblin was with Compaq Computer Corporation from 1984 to 1996 and held various positions, including Managing Director of Compaq Asia Manufacturing, Vice President Asia/Pacific Division, Vice President and Financial Controller for Corporate Operations and Vice President of Systems Division Operations. He was with Texas Instruments for ten years before leaving as its Division Controller, Semiconductor Group, to join General Instrument, Microelectronics Division, New York in 1983 as its Group Financial Executive. Mr. Hamblin received his Bachelor of Science in Civil Engineering from the University of Missouri, Columbia and his Master of Science in Industrial Administration from Carnegie-Mellon University.

KOH BENG SENG

Koh Beng Seng was appointed to our Board of Directors in February 1999. He is currently Deputy President, United Overseas Bank Limited. Mr. Koh is on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Mr. Koh is active in the financial services sector and was with the Monetary Authority of Singapore from 1973 to 1998, where he served as Deputy Managing Director from 1988 to 1998. Mr. Koh received his Bachelor of Commerce (First Class Honors) from Nanyang University and his Master of Business Administration from Columbia University. Mr. Koh was awarded an Overseas Postgraduate Scholarship by the Monetary Authority of Singapore in 1978. In 1987, the President of the Republic of Singapore awarded him a Meritorious Service Medal.

LIOW VOON KHEONG

Liow Voon Kheong was appointed to our Board of Directors in October 1997. Mr. Liow is presently the General Manager of EDB Investments Pte Ltd, Director/General Manager of EDB Ventures Pte Ltd and EDB Ventures 2 Pte Ltd and General Manager of PLE Investments Pte Ltd. Mr. Liow started his career with the Economic Development Board in 1976. He received his Bachelor of Engineering (Electrical & Electronics) and his Diploma in Business Administration from the University of Singapore.

PREMOD PAUL THOMAS

Premod Paul Thomas was appointed to our Board of Directors in March 1998. Mr. Thomas is Director, Corporate Business & Treasury of Singapore Technologies Pte Ltd and is an Alternate Director on the Board of Directors of Chartered Semiconductor Manufacturing Ltd. Before joining Singapore Technologies Pte Ltd in February 1998, he was with Tirtamas Group, Jakarta, as Group Executive Advisor from 1995 to 1998 and with Bank of America from 1983 to 1995. Mr. Thomas received his Bachelor of Commerce (First Class Honors) from Loyola College, India in 1977. He is a Certified Associate of the Indian Institute of Bankers, Bombay, and has a Master of Busi ness Administration from the Indian Institute of Management, Ahmedabad.

CHARLES RICHARD WOFFORD

Charles Richard Wofford was appointed to our Board of Directors in February 1998. Mr. Wofford is presently a Director of FSI International. Mr. Wofford was with Texas Instruments for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He wa s the Chairman, CEO and President of Farr Company from 1992 to 1995. He received his Bachelor of Arts in Mathematics and Psychology from Texas Western College.

TENG CHEONG KWEE

Teng Cheong Kwee was appointed to our Board of Directors in January 2001. Prior to this appointment, he was the Head of Risk Management & Regulatory Division of the Singapore Exchange Limited. Mr. Teng has more than 20 years of experience in the finance industry. He is a member of the Committee on Corporate Governance, a private sector led committee established by the Government of Singapore to study and recommend measures to raise the standard of corporate governance in Singapore. Mr. Teng received his Bachelor of Engineering (Industrial), First Class Honours and Bachelor of Commerce from the University of Newcastle, Australia.

WILLIAM J. MEDER

William J. Meder was appointed to our Board of Directors in June 2001. He has 38 years of experience in electronics manufacturing, technology and business management, 33 of which were with Motorola. He runs a consulting firm and currently consults for Motorola Inc., on semiconductor issues and several other multinational companies in the area of business and manufacturing management. Mr. Meder is Chairman of the Board for Leshan Phoenix, a China-U.S. joint venture, and acts as an advisor to the Board for Operations and Investments for PSI Technologies. He is also teaching Business and Manufacturing Strategy for the Chinese Government. He received his Bachelor of Science (Metallurgical Engineering) from Oklahoma University and Master (Materials Science) from Washington University in St. Louis.

RICHARD JOHN AGNICH

Richard John Agnich was appointed to our Board of Directors in October 2001. He has 27 years of experience in the semiconductor industry. Mr. Agnich joined Texas Instruments in 1973 and held various positions, including that of Senior Vice President, Secretary and General Counsel. He is a past president of the Association of General Counsel, has written on corporate governance and has been a seminar leader and speaker at programs of the Stanford Law School and the SMU Law School. He is also a co-founder and is currently the Chair of Entrepreneurs Foundation of North Texas, and serves on the Board of Trustees of Austin College. Mr. Agnich received his AB in Economics from Stanford University and a Juris Doctor from the University of Texas School of Law.

GAN CHEE YEN

Gan Chee Yen was appointed Alternate Director to Premod Paul Thomas in July 1999. Mr. Gan has been in the finance accounting field for more than 17 years and is currently the Director, Finance of Singapore Technologies Pte Ltd. He was the Senior Manager of Singapore Technologies Marine Ltd before joining Singapore Technologies Pte Ltd in September 1996 as the Group Financial Controller. Mr. Gan received his Bachelor of Accountancy from the National University of Singapore.

LAI YEOW HIN

Lai Yeow Hin was appointed Alternate Director to Liow Voon Kheong in October 1997. Mr. Lai started his career with the Singapore Economic Development Board in 1990. He is currently the Senior Manager, Investments of EDB Investments Pte. Ltd. From December 1992 to January 1996, Mr. Lai was the Director of the Economic Development Board's office in Los Angeles. He was a Founding Director of the Singapore American Business Association of Southern California from 1994 to 1996. Mr. Lai received his Master of Science (Elect rical Engineering) from the University of Illinois (Urbana-Champaign).

COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE

The Audit Committee of our Board of Directors currently consists of five members, all of whom are not executive directors of ou r company. The Audit Committee members are Steven Hugh Hamblin (Chairman), Koh Beng Seng, Charles Richard Wofford, Teng Cheong Kwee and Richard John Agnich. The Audit Committee reviews the scope and results of the audits provided by our internal and independent auditors, reviews and evaluates our administrative, operating and internal accounting controls, reviews material related party transactions, and reviews the integrity of the financial information presented to our shareholders. Under Singapore law, only board members of a company may serve on its Audit Committee.

The Audit Committee held four meetings in 2001.

EXECUTIVE RESOURCE & Compensation Committee

The Executive Resource & Compensation Committee currently consists of Charles Richard Wofford (Chairman), Lim Ming Seong and Peter Seah Lim Huat(co-opted member). Peter Seah is neither a director nor a member of senior management of our company. He is the President and Chief Executive Officer of Singapore Technologies Pte Ltd and was nominated by Singapore Technologies Pte Ltd to the committee. Peter Seah serves on the boards of a number of companies within the Singapore Technologies group. Our Articles of Association allow non-board members to serve on board committees, other than the Audit Committee which must be comprised of only board members as required under Singapore law.

The Executive Resource & Compensation Committee oversees executive compensation and development in our company with the goal of building capable and committed management teams through competitive compensation, focused management and progressive policies that attract, motivate and retain talented executives to meet our current and future growth plans. Specifically, the Executive Resource & Compensation Committee establishes compensation policies and incentive programs for key executives, approves salary reviews, bonuses and incentives for key executives, approves share incentives, including share options and share ownership for executives, approves key appointments and reviews succession plans for key positions, and oversees the development of key executives and younger talented executives.

The Executive Resource & Compensation Committee held four meetings in 2001.

BUDGET COMMITTEE

The Budget Committee currently consists of Lim Ming Seong (Chairman), Tan Bock Seng, Premod Paul Thomas and William J. Meder. The Budget Committee meets with our senior management to review our annual budget and to review our quarterly financial performance in relation to our budget.

The Budget Committee held four meetings in 2001.

SENIOR MANAGEMENT

The following table sets forth the name and age (as at January 31, 2002) and position of each of our current Senior Management:

NAME                             AGE                POSITION
----------------------------------------------------------------------
Tan Lay Koon                      43         Chief Financial Officer
Han Byung Joon                    42         Chief Technology Officer
June Chia Lihan(1)                48         Executive Vice President
Chan Kok Yong                     49         Executive Vice President
Ng Tiong Gee                      39         Chief Information Officer
Ong Eng Kian                      54         Executive Vice President

(1) June Chia Lihan has indicated an intention to take a two-year leave of absence beginning April 23, 2002.

TAN LAY KOON

Tan Lay Koon joined us in May 2000 as our Chief Financial Officer. Prior to joining our company, Mr. Tan was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.

HAN BYUNG JOON

Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining our company, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, before that, held various engineering positions with IBM and AT&T Bell Labs in Murray Hill, New Jersey. Dr. Han is credited with the invention of several wafer and chip scale semiconductor packaging technologies patented today. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York, in 1988.

JUNE CHIA LIHAN

June Chia Lihan joined us in 1994. She is currently our Executive Vice President, Worldwide Sales & Marketing. Prior to that, Ms. Chia held various positions including Executive Vice President for Information Technology/Planning/Industrial Engineering/Purchasing. From 1991 to 1994, Ms. Chia was with Nortel Australia and served as its Director of Manufacturing Operations from early 1993 to July 1994. Prior to joining Nortel, Ms. Chia worked in numerous assignments in Planning, Industrial Engineering and Purchasing in National Semiconductor, Fairchild Singapore and Texas Instruments. Ms. Chia received her Bachelor of Engineering (First Class Honors) from the University of Singapore and her Master of Business Administration from the National University of Singapore.

CHAN KOK YONG

Chan Kok Yong joined us in February 2001 as our Executive Vice President, Operations. Prior to joining our company, he was with Unitrode Electronics, a semiconductor test and assembly subsidiary of Texas Instruments where he was Managing Director. As Managing Director, Mr. Chan had overall responsibility for the company's Asian operations. Before joining Unitrode Electronics, Mr. Chan spent nine years with Fairchild Singapore in various operational capacities including that of the Operations Manager of Fairchild Logic Division. Mr. Chan graduated with a Bachelor of Engineering with honors from the University of Singapore in 1977. He also has a Master of Business Administration from the National University of Singapore.

NG TIONG GEE

Ng Tiong Gee was appointed Chief Information Officer in May 2001. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational's IT activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, Mr. Ng held various key engineering positions at Digital Equipment Singapore, now part of Compaq. Mr. Ng graduated with a Bachelor of Mechanical Engineering with honors from the National University of Singapore in 1987. He also holds a Master's Degree in Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.

ONG ENG KIAN

Ong Eng Kian joined us in March 2002 as Executive Vice President, Business Management & Procurement. Prior to joining our company, Mr. Ong was Vice President at Systems on Silicon Manufacturing Company, or SSMC, a semiconductor wafer foundry formed jointly by Philips, Taiwan Semiconductor Manufacturing Company and the EDB Investments Pte Ltd("EDBI"). Before joining SSMC, he was the General Manager -- Business & Industrial Development of Philips Singapore, and Regional Sales Director of Philips Semiconductors in Southeast Asia. Mr. Ong also held various managerial positions in the Singapore office of Texas Instruments, including product marketing, manufacturing, materials and production planning. Mr. Ong received his Bachelor of Science in Physics with honors from the University of Singapore and Diploma in Business Administration from the National University of Singapore.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

In 2001, the aggregate amount of compensation and bonus paid by our company to all our directors and senior management was approximately $2,656,460 broken down as follows:

                                                 EXECUTIVE DIRECTOR      NON-EXECUTIVE DIRECTOR          TOTAL
---------------------------------------------------------------------------------------------------------------
 Tan Bock Seng                                        $737,901                 $     --                $737,901
 Lim Ming Seong                                             --                   45,000                  45,000
 Steven Hugh Hamblin                                        --                   45,000                  45,000
 Koh Beng Seng                                              --                   31,000                  31,000
 Premod Paul Thomas                                         --                   25,000                  25,000
 Charles Richard Wofford                                    --                   50,000                  50,000
 Liow Voon Kheong                                           --                    5,462                   5,462
 Teng Cheong Kwee                                           --                   29,000                  29,000
 William J. Meder                                           --                   22,920                  22,920
 Richard John Agnich                                        --                   11,250                  11,250
 Senior Management
 (excluding Executive Director) as a group                  --                       --               1,653,927
---------------------------------------------------------------------------------------------------------------
                                                                                                     $2,656,460
---------------------------------------------------------------------------------------------------------------

Our company does not have any pension, retirement or other similar post-retirement benefits. We have provided to our directors and officers customary director or officer insurance, as appropriate.

Non-executive directors receive annual directors' fees except that the directors' fees for those employed by Singapore Technologies Pte Ltd are paid to Singapore Technologies Pte Ltd and for those employed by EDB Investments Pte Ltd("EDBI") are paid to EDBI. Those who are not employed by Singapore Technologies Pte Ltd or EDBI also receive compensation for attending meetings of the Board of Directors. Directors are reimbursed for reasonable expenses they incur in attending meetings of the Board and its committees. They may also receive compensation for performing additional or special duties at the request of the Board. Alternate Directors do not receive any compensation for serving or attending meetings of the Board. In 2001, Tan Bock Seng who was an executive director of our company, did not receive directors' fees.

SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

The following table provides certain information with respect to beneficial ownership of our ordinary shares, including ordinary shares held directly or in the form of American Depositary Shares and share options granted as of January 31, 2002, based on an aggregate of 990,607,105 ordinary shares outstanding as of such date, by our directors and senior management.

Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

                                                             ORDINARY SHARES(1)
                                                             BENEFICIALLY OWNED
DIRECTORS                                               NUMBER             PERCENT
----------------------------------------------------------------------------------
Tan Bock Seng                                          9,400,000                *
Steven Hugh Hamblin                                      123,333                *
Koh Beng Seng                                            118,333                *
Premod Paul Thomas                                       110,000                *
Liow Voon Kheong                                          12,000                *
Charles Richard Wofford                                  138,333                *
William J. Meder                                           2,000                *
Gan Chee Yen                                              49,000                *
All directors and senior management(2) as a group     12,824,999             1.29%


* Beneficial ownership of less than 1% of our outstanding ordinary shares.

(1) All our ordinary shares have identical rights in all respects and rank equally with one another.
(2) Each of our senior management owns less than 1% of our outstanding shares.

SHARE OPTIONS FOR DIRECTORS

The following table contains information pertaining to share options held by directors as of January 31, 2002:

                              NUMBER OF ORDINARY SHARES               PER SHARE
                          ISSUABLE ON EXERCISE OF OPTION       EXERCISE PRICE S$             EXERCISABLE PERIOD
-------------------------------------------------------------------------------------------------------------------
Tan Bock Seng                                  1,600,000                   3.554         11/22/2000   to   11/21/2009
                                               1,000,000                    6.93         04/20/2001   to   04/19/2010
                                               1,972,000                   1.592         04/24/2002   to   04/23/2011
                                               5,000,000                   2.294         12/20/2002   to   12/19/2011

Lim Ming Seong                                   200,000                   1.592         04/24/2002   to   04/23/2011

Harry Hooshang Davoody                         4,000,000(1)                2.422         01/08/2003   to   01/07/2012(1)

Steven Hugh Hamblin                               10,000                    0.25         02/09/2000   to   12/09/2004
                                                  20,000                    0.25         02/09/2000   to   06/11/2004
                                                  30,000                   3.554         02/09/2000   to   11/21/2004
                                                  40,000                    6.93         04/20/2001   to   04/19/2005
                                                  50,000                   1.592         04/24/2002   to   04/23/2006

Koh Beng Seng                                     10,000                    0.25         02/09/2000   to   12/09/2004
                                                  50,000                   3.554         02/09/2000   to   11/21/2004
                                                  40,000                    6.93         04/20/2001   to   04/19/2005
                                                  50,000                   1.592         04/24/2002   to   04/23/2006

Premod Paul Thomas                                12,500                    0.42         12/10/2000   to   12/09/2009
                                                   7,500                    0.25         12/10/2000   to   12/09/2009
                                                  16,000                   3.554         11/22/2000   to   11/21/2009
                                                  40,000                    6.93         04/20/2001   to   04/19/2010
                                                  50,000                   1.592         04/24/2002   to   04/23/2011

Charles Richard Wofford                           25,000                    0.42         02/09/2000   to   12/09/2004
                                                  20,000                    0.25         02/09/2000   to   06/11/2004
                                                  20,000                   3.554         02/09/2000   to   11/21/2004
                                                  40,000                    6.93         04/20/2001   to   04/19/2005
                                                  50,000                   1.592         04/24/2002   to   04/23/2006

Teng Cheong Kwee                                  50,000                   1.592         04/24/2002   to   04/23/2006

William J Meder                                   20,000                   1.624         07/23/2002   to   07/22/2006

Richard John Agnich                               20,000                   1.298         10/23/2002   to   10/22/2006

Gan Chee Yen                                      20,000                   3.554         02/09/2000   to   11/21/2009
                                                  40,000                    6.93         04/20/2001   to   04/19/2010
                                                  20,000                   1.592         04/24/2002   to   04/23/2011

(1) Of the 4,000,000 options, 20% of 1,500,000 options will vest and may be exercised at the exercise price indicated above at the end of each 12 month period of continuous service, commencing January 8, 2003. The remaining 2,500,000 options will vest and can be exercised after January 8, 2003 if our ordinary shares achieve and maintain certain specified price levels.

SHARE OPTION PLAN

Effective as of May 28, 1999, our company adopted the ST Assembly Test Services Ltd Share Option Plan 1999, or the Share Option Plan. The purpose of the plan is to offer selected individuals an opportunity to acquire or increase a proprietary interest in our company. Options granted under the Share Option Plan may be non-statutory options or incentive stock options intended to qualify under Section 422 of the United States Internal Revenue Code.

The aggregate number of shares that may be issued under the Share Option Plan and under all of our other share incentive and options schemes or agreements may not exceed 150 million shares (subject to anti-dilution adjustment pursuant to the Share Option Plan). If an outstanding option expires for any reason or is cancelled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Share Option Plan and all other share incentive and option schemes approved by our Board of Directors.

The Share Option Plan is administered by the Executive Resource & Compensation Committee. Our employees, outside directors and consultants are eligible to receive grants of option except that: (i) employees of our affiliates, our outside directors and consultants are not eligible for the grant of incentive stock options; and (ii) employees, outside directors and consultants of our affiliates who are residents of the United States are not eligible for the grant of options.

An individual who owns more than 10% of the total combined voting power of all classes of our outstanding shares or of the shares of our parent or subsidiary is not eligible for the grant of options unless the exercise price of the option is at least 110% of the fair market value of a share on the date of grant, and in the case of an incentive stock option, such option by its terms is not exercisable after the expiration of five years from the date of grant.

The exercise price of an incentive stock option shall not be less than 100% of the fair market value of a share on the date of grant. In no event will the exercise price for a share be below the par value of that share.

Options granted to persons other than officers, outside directors and consultants shall become exercisable at least as rapidly as 20% per year over the five-year period commencing on the date of grant. No option that has an exercise price that is equal to or greater than the fair market value of a share on the date of grant shall be exercisable prior to the first anniversary of the date of grant. No option that has an exercise price that is less than the fair market value of a share on the date of grant shall be exercisable prior to the second anniversary of the date of grant.

The exercisability of options outstanding under the Share Option Plan may be fully or partially accelerated under certain circumstances such as a change in control of our company, as defined in the Share Option Plan.

Each grant under the Share Option Plan is evidenced by a share option agreement and the term of options granted may not exceed ten years from the date of grant. If the optionee's service with us is terminated, the optionee's outstanding options, to the extent then exercisable, remain exercisable for a specified period (which is based on the reason for the termination) following the date of termination. All options which are not exercisable at the date of termination lapse when the optionee's service terminates.

The Executive Resource & Compensation Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options in return for the grant of new options for the same or a different number of shares and at the same or a different exercise price. No modification of an option shall, without the consent of the optionee, impair the optionee's rights or increase the optionee's obligations under such option. Options are generally not transferable under the Share Option Plan.

In the event of certain changes in our capitalisation, the Executive Resource & Compensation Committee will make appropriate adjustments in one or more of the number of shares available for future grants under the Share Option Plan, the number of shares covered by each outstanding option or the exercise price of each outstanding option. If we are a party to a merger or consolidation, outstanding options will be subject to the agreement of merger or consolidation.

The Share Option Plan will terminate automatically on May 28, 2009. The Executive Resource & Compensation Committee may amend, suspend or terminate the Share Option Plan at any time and for any reason, provided that any amendment which increases the number of shares available for issuance under the Share Option Plan, or which materially changes the class of persons who are eligible for the grant of incentive stock options, will be subject to the approval of our shareholders.

As of January 31, 2002, options to purchase an aggregate of 52,919,545 ordinary shares were accepted and outstanding, out of which 21,507,000 were held by all directors and senior management as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of the options range from June 2004 to January 2012.

We expect to grant to our directors, officers and employees further options under the Share Option Plan in 2002. The exercise price of such options will be the fair market value of ordinary shares at the date of the grant.

SHAREHOLDINGS AND SHARE TRADING

The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2002 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with rules of the U.S. Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

Name of beneficial owner               Number of shares beneficially owned       Percentage beneficially owned(2)
----------------------------------------------------------------------------------------------------------------
Singapore Technologies Pte Ltd(1)                511,532,398                               51.64%
Singapore Technologies
Semiconductors Pte Ltd(1)                        200,695,652                               20.26%


(1) Temasek Holdings (Private) Limited, the principal holding company through which the corporate investments of the Government of Singapore are held, owns 78.6% of Singapore Technologies Pte Ltd, and owns 100% of Singapore Technologies Holdings Pte Ltd, which owns the remaining 21.4% of Singapore Technologies Pte Ltd which, in turn, owns 100% of Singapore Technologies Semiconductors Pte Ltd. Temasek Holdings (Private) Limited may therefore be deemed to beneficially own the shares directly owned by Singapore Technologies Pte Ltd and Singapore Technologies Semiconductors Pte Ltd.

(2) Based on an aggregate 990,607,105 ordinary shares outstanding as of January 31, 2002.

All our ordinary shares have identical rights in all respects and rank equally with one another.

Our ordinary shares have been traded on the Singapore Exchange Securities Trading Limited, or SGX-ST, since January 31, 2000 and our ADSs have been traded on the Nasdaq National Market or Nasdaq since January 28, 2000.

As of January 31, 2002, 117,000 of our ordinary shares, representing 0.01% of our outstanding shares, were held by a total of 27 holders of record with addresses in the United States. As of the same date 725,495 of our ADSs (representing 7,254,950 ordinary shares), representing 0.73% of our outstanding shares, were held by a total of 5 registered holders of record with addresses in the United States. Because many of our ordinary shares and ADRs were held by brokers and other institutions on behalf of shareholders in street names, we believe that the number of beneficial holders of our ordinary shares and ADRs is substantially higher.

On January 31, 2002, the closing price of our ordinary shares on the SGX-ST was S$2.41 per ordinary share and the closing price of our ADSs on Nasdaq was $13.00 per ADS.

CERTAIN TRANSACTIONS

STATS is part of the Singapore Technologies group. The Singapore Technologies group is a leading technology-based multi-national conglomerate based in Singapore. The Singapore Technologies group provides a full array of multi-disciplinary capabilities, ranging from research and development, design and engineering, precision and high value-added manufacturing, major infrastructure development to management services in the following five core business groups: Engineering, Technology, Infrastructure & Logistics, Property and Financial Services. Other companies in the Singapore Technologies group include Chartered Semiconductor, one of our major customers.

Temasek Holdings (Private) Limited is the principal holding company through which the corporate investments of the Government of Singapore are held. As of January 31, 2002, Temasek Holdings (Private) Limited directly owns 78.6% of Singapore Technologies Pte Ltd. The remaining 21.4% is owned by Singapore Technologies Holdings Pte Ltd, which is in turn 100% owned by Temasek Holdings (Private) Limited.

STATS engages in transactions with companies in the Singapore Technologies group in the normal course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered Semiconductor for its wafer, sort assembly and test services in March 2000. This agreement governs the conduct of business between the parties, relating, among other things, to the sort, assembly and test services which were previously governed solely by purchase orders executed by Chartered Semiconductor. The agreement does not contain any firm commitment for Chartered Semiconductor to purchase or for us to supply services covered thereunder. The agreement is for a period of three years and will be automatically renewed thereafter unless certain events occur.

In October 2001, we gave a guarantee on behalf of our subsidiary, STATS Inc., for the lease by STATS Inc. of its office in Cali fornia in the United States. The guarantee covers the full performance of each term, covenant and condition of the lease, including payment of all rent and other sums required to be paid under the lease.

We lease the land on which our Singapore facility is situated pursuant to a long-term operating lease from the Housing & Development Board, a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996, and is renewable for a further 30 years subject to the fulfilment of certain conditions. The rent is S$110,745 ($60,490) per month subject to revision to market rate in March of each year, with the increase capped at 4% per annum.


In the year ended December 31, 2001, we paid a management fee of $1.1 million to Singapore Technologies Pte Ltd for various management and corporate services provided pursuant to the Singapore Technologies Management and Support Services Agreement entered into in December 1999. Prior to this agreement, these services were subject to a management fee computed based on certain percentages of capital employed, sales, manpower and payroll. We believe that our arrangement with Singapore Technologies Pte Ltd approximates the cost of providing these services.

From time to time, we deposit excess funds with ST Treasury Services Ltd, a wholly-owned subsidiary of Singapore Technologies. Our insurance coverage is held under various insurance policies which are negotiated and maintained by Singapore Technologies but billed directly to us. This enables us to benefit from the group rates negotiated by Singapore Technologies.

Generally, all new material related party transactions among us and our officers, directors, principal shareholders and their affiliates require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of the Board of Directors.

ST ASSEMBLY TEST SERVICES LTD                                   IMPORTANT
(Incorporated in the Republic of Singapore)                 1.  For Investors who have used their CPF moneys to buy shares of ST
                                                                Assembly Test Services Ltd, the Annual Report 2001 is forwarded
PROXY FORM                                                      to them at the request of their CPF Approved Nominees and is sent
EIGHTH ANNUAL GENERAL MEETING                                   solely FOR INFORMATION ONLY.

                                                            2.  This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

                                                            3.  CPF Investors who wish to vote should contact their CPF Approved
                                                                Nominees.


I/We,_______________________________________________________________________________________________________________________ (Name)
of_______________________________________________________________________________________________________________________ (Address)
being a shareholder(s) of ST ASSEMBLY TEST SERVICES LTD (the "Company") hereby appoint:

Name                          Address                     NRIC/Passport No.                   Proportion of Shareholding(%)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
*and/or
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Eighth Annual General
Meeting ("Eighth AGM") of the Company to be held at 5 Yishun Street 23, Singapore 768442 on May 30, 2002 at 10.00 a.m., and at any
adjournment thereof.

(Please indicate with an "X" in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Eighth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Eighth AGM).

NO.      ROUTINE BUSINESS - ORDINARY RESOLUTIONS                                                             FOR          AGAINST
---------------------------------------------------------------------------------------------------------------------------------
1        To adopt the Audited Accounts of the Company for the year ended December 31, 2001, together with the Reports of the Directors and Auditors.

2(A)     (i)      To re-elect Mr. Tan Bock Seng as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.

         (ii)     To re-elect Mr. Steven Hugh Hamblin as a Director of the Company pursuant to
                  Article 94 of the Company's Articles of Association.

         (iii)    To  re-elect Mr. Koh Beng Seng as a Director of the Company pursuant to Article 94 of the Company's Articles of Association.

2(B)     (i)      To re-elect Mr. Harry Hooshang Davoody as a Director of the Company pursuant to
                  Article 99 of the Company's Articles of Association.

         (ii)     To re-elect Mr. William J Meder as a Director of the Company pursuant to Article
                  99 of the Company's Articles of Association.

         (iii)    To  re-elect Mr. Richard John Agnich as a Director of the Company pursuant to Article
                  99 of the Company's Articles of Association.

3        To re-appoint KPMG as Auditors and to authorise the Directors to fix their remuneration.

4        To approve Directors' fees totalling approximately US$275,000 for the year ended December
         31, 2001.

         SPECIAL BUSINESS - ORDINARY RESOLUTIONS                                                             FOR          AGAINST

5(A)     To authorise the Directors to issue shares in the capital of the Company pursuant to
         Section 161 of the Companies Act, Chapter 50.

5(B)     To authorise the Directors to create and issue securities and to issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies
         Act, Chapter 50.

5(C)     To authorise the Directors to offer and grant options and to issue shares in the capital of the Company pursuant to the exercise of options under the ST Assembly Test Services Ltd
         Share Option Plan 1999.

        SPECIAL BUSINESS - SPECIAL RESOLUTION                                                                FOR          AGAINST

6        To approve the amendments to the Articles of Association of the Company.

Dated this _________________ day of _______________________2002.                                  Total Number of Shares Held
                                                                                                  ----------------------------

-----------------------------------------------------------                                       ----------------------------
Signature(s) of Shareholder(s)/Common Seal
*Please delete accordingly.                                                                       IMPORTANT
                                                                                                  Please read notes on the reverse



Cut along dotted line

NOTES:

1. Please insert the total number of ordinary shares ("Shares") held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2. A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company's Register of Shareholders (Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4. The instrument appointing a proxy or proxies must be deposited at 5 Yishun Street 23, Singapore 768442 not less than 48 hours before the time appointed for the Eighth Annual General Meeting.

5. The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6. A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Eighth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject an y instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Eighth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.